As filed with the Securities and Exchange Commission on October 25, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Hospitality Investors Trust, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock, $0.01 par value per share
(Title of Class of Securities)
44107J 108
(CUSIP Number of Class of Securities)
Jonathan P. Mehlman
Chief Executive Officer and President
Hospitality Investors Trust, Inc.
450 Park Avenue, 14th Floor
New York, New York 10022
(571) 529-6390
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
With copies to:
Steven L. Lichtenfeld Proskauer Rose LLP 11 Times Square New York, New York 10036	Paul C. Hughes General Counsel and Secretary Hospitality Investors Trust, Inc. 450 Park Avenue, 14th Floor New York, New York 10022

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
$6,500,000(a)	$809.25(b)

(a)
Calculated as the maximum aggregate purchase price to be paid for shares of common stock.

(b)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, equals $124.50 per million dollars of the aggregate value of the transaction.

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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
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third-party tender offer subject to Rule 14d-1.

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issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
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Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO
This Tender Offer Statement on Schedule TO relates to the offer by Hospitality Investors Trust, Inc., a Maryland corporation (the “Company”), to purchase up to 1,000,000 shares of the Company’s common stock, par value $0.01 per share (the “Shares”), subject to the Company’s ability to increase the number of Shares accepted for payment in the offer by up to 2% of the Company’s outstanding Shares (resulting in a commensurate increase in the dollar volume by up to approximately $5.2 million) without amending or extending the offer in accordance with rules promulgated by the Securities and Exchange Commission, at a purchase price equal to $6.50 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 23, 2017 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, constitute the “Offer,” copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Items 1 through 9.
The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated by reference in answer to Items 1 through 9 of this Tender Offer Statement on Schedule TO.
Item 10.   Financial Statements.
Not applicable. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial statements are not considered material because (i) the consideration consists solely of cash, (ii) the Offer is not subject to any financing condition, and (iii) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.
Item 11.   Additional Information.
The information in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Item 11 of this Tender Offer Statement on Schedule TO.
Item 12.   Exhibits.
The Exhibit Index appearing after the signature page hereto is incorporated herein by reference.
Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 25, 2017
Hospitality Investors Trust, Inc.
By:	/s/ Jonathan P. Mehlman
Jonathan P. Mehlman Chief Executive Officer and President

EXHIBIT INDEX
(a)(1)(A)*	Offer to Purchase, dated October 25, 2017
(a)(1)(B)*	Letter of Transmittal
(a)(1)(C)*	Form of Letter to Custodians
(a)(1)(D)*	Mailing Insert
(a)(2)(A)	Letter to Stockholders dated October 25, 2017 (incorporated by reference by reference to Exhibit 99.1 to the Registrant’s Form 8-K, as filed by the Registrant with the SEC on October 25, 2017)
(d)(A)	Amended and Restated Employee and Director Incentive Restricted Share Plan of Hospitality Investors Trust, Inc. (incorporated by reference to Exhibit 10.20 to the Registrant’s Form 8-K, as filed by the Registrant with the SEC on March 31, 2017).
(d)(B)	Form of Restricted Share Unit Award Agreement (Officers) (incorporated by reference to Exhibit 10.21 to the Registrant’s Form 8-K, as filed by the Registrant with the SEC on March 31, 2017)
(d)(C)	Form of Restricted Share Unit Award Agreement (Non-Employee Directors) (Exhibit 10.12 to the Registrant’s Form 10-Q, as filed by the Registrant with the SEC on August 10, 2017)
(d)(D)	Form of Restricted Share Award Agreement (Non-Employee Directors) (Exhibit 10.13 to the Registrant’s Form 10-Q, as filed by the Registrant with the SEC on August 10, 2017)
(d)(E)	Employment Agreement, dated as of March 31, 2017, by and between Jonathan P. Mehlmanand Hospitality Investors Trust, Inc. (incorporated by reference to Exhibit 10.23 to the Registrant’s Form 8-K, as filed by the Registrant with the SEC on March 31, 2017)
(d)(F)	Employment Agreement, dated as of March 31, 2017, by and between Edward T. Hoganson and Hospitality Investors Trust, Inc. (incorporated by reference to Exhibit 10.24 to the Registrant’s Form 8-K, as filed by the Registrant with the SEC on March 31, 2017)
(d)(G)	Employment Agreement, dated as of March 31, 2017, by and between Paul C. Hughes and Hospitality Investors Trust, Inc. (incorporated by reference to Exhibit 10.25 to the Registrant’s Form 8-K, as filed by the Registrant with the SEC on March 31, 2017)
(d)(H)	Compensation Payment Agreement, dated as of March 31, 2017, by and among Hospitality Investors Trust, Inc., Lowell G. Baron, Bruce G. Wiles and BSREP II Hospitality II Board, LLC (incorporated by reference to Exhibit 10.22 to the Registrant’s Form 8-K, as filed by the Registrant with the SEC on March 31, 2017)
(d)(I)	Amended and Restated Bylaws of Hospitality Investors Trust, Inc. (incorporated by reference to Exhibit 3.4 to the Registrant’s Form 8-K, as filed by the Registrant with the SEC on March 31, 2017)
(d)(J)	Registration Rights Agreement, dated as of March 31, 2017, by and among Hospitality Investors Trust, Inc., Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC, American Realty Capital Hospitality Advisors, LLC and American Realty Capital Hospitality Properties, LLC (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 8-K, as filed by the Registrant with the SEC on March 31, 2017)
(d)(K)	Ownership Limit Waiver Agreement, dated as of dated as of March 31, 2017 (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K, as filed by the Registrant with the SEC on March 31, 2017)
(d)(L)	Amended and Restated Agreement of Limited Partnership of Hospitality Investors Trust Operating Partnership, L.P., dated as of March 31, 2017 (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 8-K, as filed by the Registrant with the SEC on March 31, 2017)
(d)(M)	First Amendment to Amended and Restated Agreement of Limited Partnership of Hospitality Investors Trust Operating Partnership, L.P. dated as of July 10, 2017, by Hospitality Investors Trust, Inc., as general partner (Exhibit 10.11 to the Registrant’s Form 10-Q, as filed by the Registrant with the SEC on August 10, 2017)

(d)(N)*	Second Amendment to Amended and Restated Agreement of Limited Partnership of Hospitality Investors Trust Operating Partnership, L.P. dated as of September 29, 2017, by Hospitality Investors Trust, Inc., as general partner
(d)(O)	Articles Supplementary of Hospitality Investors Trust, Inc., filed with the State Department of Assessments and Taxation of Maryland on March 31, 2017 (incorporated by reference to Exhibit 3.2 to the Registrant’s Form 8-K, as filed by the Registrant with the SEC on March 31, 2017)
(d)(P)	Framework Agreement, dated as of January 12, 2017, by and among American Realty Capital Hospitality Advisors, LLC, American Realty Capital Hospitality Properties, LLC, American Realty Capital Hospitality Grace Portfolio, LLC, Crestline Hotels & Resorts, LLC, American Realty Capital Hospitality Trust, Inc., American Realty Capital Hospitality Operating Partnership, LP, American Realty Capital Hospitality Special Limited Partnership, LLC, and solely in connection with Sections 7(b), 7(d), 8, 9 and 10 through 22 (inclusive) thereto, Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 8-K, as filed by the Registrant with the SEC on January 13, 2017)
(d)(Q)	Securities Purchase, Voting and Standstill Agreement, dated as of January 12, 2017, by and among American Realty Capital Hospitality Trust, Inc., American Realty Capital Hospitality Operating Partnership, LP and Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K, as filed by the Registrant with the SEC on January 13, 2017)
(d)(R)	Initial Articles Supplementary of American Realty Capital Hospitality Trust, Inc. filed with the State Department of Assessments and Taxation of Maryland on January 13, 2017 (incorporated by reference to Exhibit 3.1 to the Registrant’s Form 8-K, as filed by the Registrant with the SEC on January 13, 2017)
(d)(S)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.26 to the Registrant’s Form 8-K, as filed by the Registrant with the SEC on March 31, 2017)
(d)(T)*	Amendment to Employment Agreement, dated as of August 10, 2017, by and between Jonathan P. Mehlman and Hospitality Investors Trust, Inc.
(d)(U)*	Amendment to Employment Agreement, dated as of August 10, 2017, by and between Edward T. Hoganson and Hospitality Investors Trust, Inc.
(d)(V)*	Amendment to Employment Agreement, dated as of August 10, 2017, by and between Paul C. Hughes and Hospitality Investors Trust, Inc.
(g)(A)*	Talking Points

*
Filed herewith.